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                               Exhibit 99.(a)(13)
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January 15, 1997
Jericho, New York

FOR IMMEDIATE RELEASE .... RALEIGH EXTENDS TENDER OFFER

       Raleigh Capital Associates L.P. has extended the expiration date of its offer to purchase up to approximately 22% of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB Partners, L.P. at $500 per interest until 12:00 Midnight, New York City time, on Monday, February 3, 1997. Approximately 30,227 Units had been deposited pursuant to Raleigh's offer as of the close of business on January 14, 1997.

       Raleigh's decision to extend the closing of its tender offer was the result of continued uncertainty arising from the efforts of the General Partner to deny voting rights to all unitholders other than those who acquired units in the 1987 original public offering. The General Partner is seeking a declaratory judgment in the Delaware Chancery Court in support of its position on voting rights. Raleigh believes that the General Partner's position is without merit, is designed to entrench the General Partner by disenfranchising unitholders and abridges the rights of even those units holders who acquired their interests in the 1987 public offering. Although Raleigh believes that all unitholders have voting rights, Raleigh has determined to extend the closing of its offer at this time.

       The plaintiffs in a derivative action against the General Partner pending in an Illinois court are seeking to obtain, among other things, a declaratory judgment that all unitholders have voting rights. The Illinois court had previously issued a preliminary injunction enjoining the $160 million Starwood Financing proposed for the Partnership. In issuing the injunction, the Court stated that it was "unpersuaded that the General Partner entered into the proposed financing scheme for any reason other than maintaining its position as General Partner." The plaintiffs have alleged that the General Partner's position on voting rights represents a continuation of its efforts to maintain its position as General Partner.

       For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.